EXHIBIT 99.1

INTERIM CONSOLIDATED FINANCIAL STATEMENTS

OF ALTERITY THERAPEUTICS LIMITED AND SUBSIDIARIES, OR THE
GROUP (A DEVELOPMENT STAGE ENTERPRISE) AS OF DECEMBER 31, 2019

IN AUSTRALIAN DOLLARS

CONSOLIDATED STATEMENT OF FINANCIAL POSITION

(in Australian dollars)

(Unaudited)

	Notes	31 December 2019 A$	30 June 2019 A$

ASSETS
Current assets
Cash and cash equivalents		12,178,695	14,399,904
Trade and other receivables	8(a)	1,879,958	4,829,497
Other current assets		309,733	631,769
Total current assets		14,368,386	19,861,170
Non-current assets
Property, plant and equipment		117,334	48,748
Total non-current assets		117,334	48,748
Total assets		14,485,720	19,909,918
LIABILITIES
Current liabilities
Trade and other payables		2,624,398	2,718,174
Provisions		545,398	601,995
Other current liabilities		70,344	-
Total current liabilities		3,240,140	3,320,169
Non-current liabilities
Provisions		37,126	34,976
Other non-current liabilities		10,784	-
Total non-current liabilities		47,910	34,976
Total liabilities		3,288,050	3,355,145
Net assets		11,197,670	16,554,773
EQUITY
Contributed equity	9(a)	156,922,052	156,632,636
Reserves	10(a)	1,158,975	1,158,975
Accumulated losses		(146,883,357)	(141,236,838)
Total equity		11,197,670	16,554,773

The above Consolidated Statement of Financial Position should be read in conjunction with the accompanying notes.

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CONSOLIDATED STATEMENT OF PROFIT OR LOSS AND OTHER COMPREHENSIVE INCOME

(in Australian dollars)

(Unaudited)

	Notes	31 December 2019 A$	31 December 2018 A$
Income
Interest income	6	14,133	66,364
Other income	6	1,855,172	2,426,518
Expenses
Intellectual property expenses		(102,232)	(82,667)
General and administration expenses	7	(1,747,986)	(2,031,326)
Research and development expenses	7	(5,747,034)	(5,890,241)
Other operating expenses		(40,136)	(28,162)
Other gains/(losses)	7	127,825	199,287
Loss for the period		(5,640,258)	(5,340,227)
Loss before income tax		(5,640,258)	(5,340,227)
Income tax expense		-	-
Other comprehensive loss
Other comprehensive income for the period, net of tax		-	-
Total comprehensive loss for the period		(5,640,258)	(5,340,227)

		Cents	Cents
Loss per share for profit attributable to the ordinary equity holders of the company:
Basic loss per share	5	0.65	0.99
Diluted loss per share	5	0.65	0.99

The above Consolidated Statement of Profit or Loss and Other Comprehensive Income should be read in conjunction with the accompanying notes.

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CONSOLIDATED STATEMENT OF CASH FLOWS

(in Australian dollars)

(Unaudited)

	Notes	31 December 2019 A$	31 December 2018 A$
Cash flows from operating activities
Payments to suppliers and employees		(7,424,156)	(7,290,291)
R&D tax incentive refund		4,824,880	-
Interest paid		(2,474)	-
Interest received		16,124	68,526
Net cash (outflow) from operating activities	10	(2,585,626)	(7,221,765)
Cash flows from investing activities
Payments for property, plant and equipment		(7,499)	(3,273)
Net cash (outflow) from investing activities		(7,499)	(3,273)
Cash flows from financing activities
Proceeds from issues of shares and other equity securities		372,506	166,086
Transaction costs relating to issue of equity		(83,090)	(23,140)
Principle elements of lease payments		(45,325)	-
Net cash inflow from financing activities		244,091	142,946
Net (decrease) in cash and cash equivalents		(2,349,034)	(7,082,092)
Cash and cash equivalents at the beginning of the financial year		14,399,904	15,235,556
Effects of exchange rate changes on cash and cash equivalents		127,825	229,797
Cash and cash equivalents at end of period		12,178,695	8,383,261

The above Consolidated Statement of Cash Flows should be read in conjunction with the accompanying notes.

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CONSOLIDATED STATEMENT OF CHANGES IN EQUITY

(in Australian dollars)

(Unaudited)

		Attributable to owners of Alterity Therapeutics Limited
	Notes	Contributed equity A$	Reserves A$	Accumulated losses A$	Total A$
Balance at 1 July 2018		143,910,328	1,753,954	(129,583,125)	16,081,157
Loss for the period		-	-	(5,340,227)	(5,340,227)
Total comprehensive income for the period		-	-	(5,340,227)	(5,340,227)
Transactions with owners in their capacity as owners:
Issue of ordinary shares	9	166,086	-	-	166,086
Share-based payment expenses		-	79,090	-	79,090
Transaction costs	9	(63,140)	-	-	(63,140)
Expired options		-	(620,323)	620,323	-
		102,946	(541,233)	620,323	182,036
Balance at 31 December 2018		144,013,274	1,212,721	(134,303,029)	10,922,966

Balance at 1 July 2019		156,632,636	1,158,975	(141,236,838)	16,554,773
Initial adoption of AASB 16*		-	-	(6,261)	(6,261)
Restated total equity at the beginning of the financial period		156,632,636	1,158,975	(141,243,099)	16,548,512
Loss for the period		-	-	(5,640,258)	(5,640,258)
Total comprehensive income for the period		-	-	(5,640,258)	(5,640,258)
Transactions with owners in their capacity as owners:
Issue of ordinary shares	9	372,506	-	-	372,506
Transaction costs	9	(83,090)	-	-	(83,090)
		289,416	-	-	289,416
Balance at 31 December 2019		156,922,052	1,158,975	(146,883,357)	11,197,670

The above Consolidated Statement of Changes in Equity should be read in conjunction with the accompanying notes.

(*) See note 14 for details regarding the adjustment as a result of a change in accounting policy.

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NOTES TO THE CONSOLIDATED FINANCIAL STATEMENTS

(in Australian dollars)

(Unaudited)

Note 1: Basis of Preparation

This condensed consolidated interim report for the half-year reporting period ending 31 December 2019 has been prepared in accordance with Accounting Standard AASB 134 Interim Financial Reporting and the Corporations Act 2001. These financial statements also comply with International Financial Reporting Standards (“IFRS”) as issued by the International Accounting Standards Board (“IASB”), as applicable to interim financial reporting.

This condensed consolidated interim financial report does not include all the notes of the type normally included in an annual financial report. Accordingly, this report is to be read in conjunction with the annual report on the Form 20-F for the year ended 30 June 2019 and any public announcements made by Alterity Therapeutics Limited (“the “Group”) during the interim reporting period in accordance with the continuous disclosure requirements of the Corporations Act 2001.

The accounting policies adopted are consistent with those of the previous financial year and corresponding interim reporting period except as discussed below.

Reclassification of comparatives

The Group has reclassified certain expenditure items in prior year comparatives in order to be consistent with the current year classification and presentation.

(a) New and amended standards adopted by the Group

The Group has adopted all of the new or amended Accounting Standards and Interpretations issued by the Australian Accounting Standards Board ‘AASB’ that are mandatory for the current reporting period. The Group has changed its accounting policies and applied the modified retrospective method where required as a result of adopting the new standards.

The impact of the adoption of these standards and the new accounting policies are disclosed below and in note 14.

(b) Going concern

The Group is a development stage medical biotechnology company and as such expects to be utilising cash until the results of its research activities have become marketable. For the six months ended 31 December 2019, the Group incurred an operating loss of A$5,640,258 and an operating cash outflow of A$2,585,626 compared with an operating loss of A$5,340,227 and an operating cash outflow of A$7,221,765 for the six months ended 31 December 2018. As at 31 December 2019 the net assets of the Group stood at A$11,197,670 compared with A$16,554,773 at June 30, 2019 and our cash position decreased to A$12,178,695 from A$14,399,904 at 30 June 2019.

The Directors intend to raise new equity funding within the next six months to meet our forecasted cash requirements to enable progression of the Group’s planned research and development programs.

The continuing viability of the Group and its ability to continue as a going concern and meet its debt and commitments as they fall due are dependent on this funding, together with maintaining implemented cost containment and deferment strategies.

Management and the Directors believe the Group will be successful in raising new equity funding and accordingly have prepared the financial report on a going concern basis, notwithstanding there is a material uncertainty that may cast significant doubt on the Group’s ability to continue as a going concern and that it may be unable to realise its assets and liabilities in the normal course of business.

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Note 1: Basis of Preparation (continued)

References to matters that may cast significant doubt about the Group’s ability to continue as a going concern also raise substantial doubt as contemplated by the Public Company Accounting Oversight Board (PCAOB).

Note 2: Significant changes in the current reporting period

There have been no significant changes in the state of affairs of the Group during the period.

Note 3: Segment information

Operating segments are reported in a manner consistent with the internal reporting provided to the chief operating decision maker. The chief operating decision maker, who is responsible for allocating resources and assessing performance of the operating segments, has been identified as the Chief Executive Officer of the Company. For the current and previous reporting periods, the Group operated in one segment, being research and development in the field of Parkinsonian movement disorders, Alzheimer’s disease, Huntington disease and other neurodegenerative disorders.

Note 4: Dividends

The Group has not declared any dividends in the period ended 31 December 2019 (2018 : nil)

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Note 5: Loss per share

(a) Basic loss per share

	Six months ended December 31,
	2019 (cents)	2018 (cents)
From continuing operations attributable to the ordinary equity holders of the Group	0.65	0.99

(b) Diluted loss per share

	Six months ended December 31,
	2019 (cents)	2018 (cents)
From continuing operations attributable to the ordinary equity holders of the Group	0.65	0.99

(c) Reconciliation of earnings used in calculating loss per share

	Six months ended December 31,
	2019	2018
Basic earnings per share
Loss attributable to the ordinary equity holders of the Group used in calculating basic loss per share:	5,640,258	5,340,227

Diluted earnings per share
Loss attributable to the ordinary equity holders of the Group used in calculating diluted loss per share	5,640,258	5,340,227
Adjustments	-	-
Loss attributable to the ordinary equity holders of the Group used in calculating diluted loss per share	5,640,258	5,340,227

(d) Weighted average number of shares used as denominator

	Six months ended December 31,
	2019 Number	2018 Number
Weighted average number of ordinary shares used as the denominator in calculating basic loss per share	868,327,981	536,789,698

Options that are considered to be potential ordinary shares are excluded from the weighted average number of ordinary shares used in the calculation of basic loss per share. Where dilutive, potential ordinary shares are included in the calculation of diluted loss per share. All the options on issue do not have the effect to dilute the loss per share. Therefore, they have been excluded from the calculation of diluted loss per share.

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Note 6: Interest and other income

	31 December 2019 A$	31 December 2018 A$
Interest and other income
Interest income	14,133	66,364
	14,133	66,364
Other Income
R&D tax incentive	1,855,172	2,426,518
	1,855,172	2,426,518

Note 7: Loss for the period

	31 December 2019 A$	31 December 2018 A$
Loss before income tax has been determined after:
General and administration expenses
Depreciation on fixed assets	14,390	14,675
Depreciation on leased assets	42,827	-
Employee expenses (non R&D related)	286,064	332,529
Consultant and director expenses	371,559	767,684
Audit, internal control and other assurance expenses	120,604	100,847
Corporate compliance expenses	194,569	176,723
Office rental	30,317	73,743
Other administrative and office expenses	358,599	375,620
Insurance expenses	329,057	189,505
	1,747,986	2,031,326
Research and development expenses
Employee expenses	1,356,509	1,256,939
Other research and development expenses	4,390,525	4,633,302
	5,747,034	5,890,241
Other gains and losses
Foreign exchange loss / (gain)	(127,825)	(199,287)
	(127,825)	(199,287)

Note 8: Financial assets and financial liabilities

(a) Trade and other receivables

	As at
	December 31, 2019 A$	June 30, 2019 A$
Current
R&D tax incentive receivable	1,855,562	4,825,270
Accrued interest income	138	2,129
Goods and services tax receivable	24,258	2,098
	1,879,958	4,829,497

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Note 8: Financial assets and financial liabilities (continued)

R&D tax incentive receivable represents the amount of R&D tax incentive the Group expects to recover. For further details, see note 15(a).

(i)	Classification as trade and other receivables

Trade receivables and other receivables are non-derivative financial assets with fixed or determinable payments that are not quoted in an active market. If collection of the amounts is expected in one year or less they are classified as current assets. If not, they are presented as non-current assets. Trade and other receivables are generally due for settlement within one year and therefore are all classified as current.

(b) Recognised fair value measurements

The financial instruments recognised at fair value in the Statement of Financial Position have been analysed and classified using a fair value hierarchy reflecting the significance of the inputs used in making the measurements. The fair value hierarchy consists of the following levels:

●	quoted prices in active markets for identical assets or liabilities (Level 1);

●	inputs other than quoted prices included within Level 1 that are observable for the asset or liability, either directly (as prices) or indirectly (derived from prices) (Level 2); and

●	inputs for the asset or liability that are not based on observable market data (unobservable inputs) (Level 3).

During the period, none of the Group’s assets and liabilities had their fair value determined using the fair value hierarchy. No transfers between the levels of the fair value hierarchy occurred during the current or previous periods.

Note 9: Contributed equity

		As at
		December 31, 2019		June 30, 2019
	Note	No.	A$	No.	A$
Fully paid ordinary shares	(a)	872,613,872	156,922,052	860,837,432	156,632,636
Options for fully paid ordinary shares		-	-	-	-
		872,613,872	156,922,052	860,837,432	156,632,636

a) Fully paid ordinary shares

	As at
	December 31, 2019		December 31, 2018
	No.	A$	No.	A$
At the beginning of reporting period	860,837,432	156,632,636	533,891,470	143,910,328
Shares issued during the period	11,776,440	372,506	3,083,580	166,086
Transaction costs relating to share issues	-	(83,090)	-	(63,140)
At the end of reporting period	872,613,872	156,922,052	536,975,050	144,013,274

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Note 10: Reserves

		As at
		December 31, 2019		June 30, 2019
	Note	No.	A$	No.	A$
Options over fully paid ordinary shares	(a)	25,300,000	1,158,975	25,300,000	1,158,975
Short-term warrants				586,672,964	-
		25,300,000	1,158,975	611,972,964	1,158,975

(a) Options and Warrants over fully paid ordinary shares

	As at
	December 31, 2019		December 31, 2018
	No.	A$	No.	A$
At the beginning of reporting period	611,972,964	1,158,975	25,216,490	1,753,954
Movement during the period	(586,672,964)	-	183,510	(541,233)
At the end of reporting date	25,300,000	1,158,975	25,400,000	1,212,721

Note 11: Reconciliation of profit after income tax to net cash flow from operating activities

	31 December 2019 A$	31 December 2018 A$
Loss for the year	5,640,258	5,340,227
Depreciation	(57,217)	(14,675)
Other	6,261	-
Non-cash employee benefits expense - share-based payments	-	(79,091)
Net foreign exchange differences	127,825	229,796
(Increase)/decrease in provisions	54,447	38,159
Increase/(decrease) in trade and other receivables	(2,949,539)	2,437,159
Increase/(decrease) in other current assets	(322,036)	(153,947)
Increase/(decrease) in other non-current assets	72,979	-
(Increase)/decrease in trade and other payables	93,776	(575,863)
(Increase)/decrease in other current liabilities	(70,344)	-
(Increase)/decrease in other non-current liabilities	(10,784)	-
	2,585,626	7,221,765

Note 12: Related party transactions

During the period ending 31 December 2019, there were no related party transactions other than those related to director and key management personnel remuneration and equity and transactions by the Group and its subsidiaries.

Note 13: Events occurring after the reporting date

No matter or circumstance has occurred subsequent to period end that has significantly affected, or may significantly affect, the operations of the Group, the results of those operations or the state of affairs of the Group or economic entity in subsequent financial periods.

Note 14: Changes in accounting policies

This note explains the impact of the adoption of AASB 16 Leases on the Group’s financial statements and discloses the new accounting policies that have been applied from 1 July 2019 in note 14(c) below.

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Note 14: Changes in accounting policies (continued)

(a) Impact on the financial statements

The Group has adopted AASB 16 retrospectively from 1 July 2019, but has not restated comparatives, as permitted under the specific transitional provisions in the standard. The reclassifications and the adjustments arising from the new leasing rules are therefore recognised in the opening balance sheet on 1 July 2019.

(b) AASB 16 Leases – Impact of adoption

On adoption of AASB 16, the group recognised lease liabilities in relation to leases which had previously been classified as ‘operating leases’ under the principles of AASB117 Leases. These liabilities were measured at the present value of the remaining lease payments, discounted using the lessee’s incremental borrowing rate as of 1 July 2019. The weighted average lessee’s incremental borrowing rate applied to the lease liabilities on 1 July 2019 was 5.20%.

The associated right-of use assets were measured at the amount equal to the lease liability, adjusted by the amount of any prepaid or accrued lease payments relating to that lease recognised in the balance sheet as at 31 December 2019. There were no onerous lease contracts that would have required an adjustment to the right-of-use assets at the date of initial application.

In applying AASB 16 for the first time, the Group has used the following practical expedients permitted by the standard:

●	the use of a single discount rate to a portfolio of leases with reasonably similar characteristics

●	reliance on previous assessments on whether leases are onerous

●	the accounting for operating leases with a remaining lease term of less than 12 months as at 1 July 2019 as short-term leases, and

●	the use of hindsight in determining the lease term where the contract contains options to extend or terminate the lease.

The Group has also elected not to reassess whether a contract is, or contains a lease at the date of initial application. Instead, for contracts entered into before the transition date the group relied on its assessment made applying AASB 117 and Interpretation 4 Determining whether an Arrangement contains a Lease.

Measurement of Lease Liabilities

A$
Operating lease commitments disclosed at 30 June 2019	111,811

Discounted using the lessee’s incremental borrowing rate of at the date of initial application	108,028
Less short-term lease not recognised as a liability (1)	(13,290)
Lease liability recognised as at 1 July 2019	94,738
Of which are:
Current lease liability	77,665
Non-current lease liability	17,073
94,738

Right of use of asset increased by	88,477
Lease liability increased by	94,738
The net impact on retained earnings on 1 July 2019 was a decrease of	(6,261)

(1) The practical expedient guidelines permit operating leases with a remaining lease term of less than 12 months as at 1 July 2019 as short-term leases.

On impact of adoption, the right-of-use assets of $88,477 are classified under Property, Plant and equipment in the consolidated statement of financial position. The corresponding current lease liability of $77,655 is classified under Other current liabilities and the non-current lease liability of $17,073 is classified under Other non-current liabilities.

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Note 14: Changes in accounting policies (continued)

(c) Accounting policies applied from 1 July 2019

From 1 July 2019, leases are recognised as a right-of-use asset and a corresponding liability at the date at which the leased asset is available for use by the group. Each lease payment is allocated between the liability and finance cost. The finance cost is charged to profit or loss over the lease period so as to produce a constant periodic rate of interest on the remaining balance of the liability for each period. The right-of-use asset is depreciated over the shorter of the asset’s useful life and the lease term on a straight-line basis.

Assets and liabilities arising from a lease are initially measured on a present value basis. Lease liabilities include the net present value of the following lease payments:

●	fixed payments (including in-substance fixed payments), less any lease incentives receivable

●	variable lease payment that are based on an index or a rate

●	amounts expected to be payable by the lessee under residual value guarantees

●	the exercise price of a purchase option if the lessee is reasonably certain to exercise that option, and

●	payments of penalties for terminating the lease, if the lease term reflects the lessee exercising that option.

The lease payments are discounted using the interest rate implicit in the lease. If that rate cannot be determined, the lessee’s incremental borrowing rate is used, being the rate that the lessee would have to pay to borrow the funds necessary to obtain an asset of similar value in a similar economic environment with similar terms and conditions.

Right-of-use assets are measured at cost comprising the following:

●	the amount of the initial measurement of lease liability

●	any lease payments made at or before the commencement date less any lease incentives received

●	any initial direct costs, and

●	restoration costs.

Payments associated with short-term leases and leases of low-value assets are recognised on a straight-line basis as an expense in profit or loss. Short-term leases are leases with a lease term of 12 months or less.

Note 15: Significant estimates and assumptions

Estimates and judgements are continually evaluated and are based on historical experience and other factors, including expectations of future events that may have a financial impact on the entity and that are believed to be reasonable under the circumstances.

The Company and its two wholly-owned subsidiaries (the “Group”) makes estimates and assumptions concerning the future. The resulting accounting estimates will, by definition, seldom equal the related actual results. The estimates and assumptions that have a significant risk of causing a material adjustment to the carrying amounts of assets and liabilities within the next financial period are discussed below.

The accounting policies adopted are consistent with those of the previous financial year and corresponding interim reporting period. The Group has adopted new accounting standards AASB 16 as disclosed in note 14 and has appropriately changed accounting policies where needed.

(a) R&D Tax Incentives

A refundable research and development tax incentive offset of 43.5%, equivalent to a deduction of 150%, will be available to eligible small companies with an annual aggregate turnover of less than $20 million. Eligible companies can receive a refundable research and development tax incentive offset of 43.5% of their research and development spending.

The Group’s research and development activities are eligible under an Australian Government tax incentive for eligible expenditure from 1 July 2011. Management has assessed these activities and expenditure to determine which are likely to be eligible under the incentive scheme. For the period to 31 December 2019 the Group has recorded an item in other income of A$1,855,172 compared with A$2,426,518 for the comparable 2018 period to recognise this amount which relates to this period.

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